FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of February


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


BG GROUP PLC
2003 FOURTH QUARTER AND FULL YEAR RESULTS

"BG has achieved industry-leading performance in 2003."
                                                     Sir Robert Wilson, Chairman


HIGHLIGHTS
Fourth Quarter                                Full Year
2003        2002          Results excluding   2003         2002
GBPm        GBPm          exceptional items   GBPm         GBPm
                          (i)

887         698      +27% Turnover            3,587        2,610    +37%

327         254      +29% Total operating     1,251        888      +41%
                          profit

183         130      +41% Earnings            683          424(ii)  +61%

5.2p        3.7p     +41% Earnings per share  19.4p        12.0p    +62%
                                                           (ii)

1.86p       1.55p    +20% Dividend per share  3.46p        3.10p    +12%

                          Results including
                          exceptional items

215         126      +71% Earnings            768          410(ii)  +87%

6.1p        3.6p     +69% Earnings per share  21.8p        11.6p(ii)+88%



   - E&P production volumes increased by 15% for the year to 156 mmboe.


   - At constant US$/UKGBP exchange rates and upstream prices(i), total operating profit would have increased by 26% for the quarter and 28% for the full year.

   - Earnings(i) up by GBP53 million (41%) in the fourth quarter and by 61% in the full year.

   - Full year dividend increased by 12% to 3.46 pence.

   - Acquired capacity rights and LNG purchase and gas sales contracts at Elba Island (USA).

   - Agreed second capacity expansion at Lake Charles.


   - Agreed to purchase El Paso Oil and Gas Canada for $345.6 million.

   - Unit finding and development costs for the year reduced to $3.08/boe.


   - Unit operating cost for the year reduced to $3.02/boe.


   - Proven reserves up 10%. The reserve replacement rate for the year was 219%.


   - Exploration success rate was 71% for the year.



i) See page 13 for an explanation of results excluding exceptional items and results at constant US$/UKGBP exchange rates and prices.

ii) For the full year 2002, earnings include the GBP51 million effect of the change in rate of opening deferred tax balances as a result of the North Sea tax surcharge introduced in the second quarter of 2002.

                                  2003 TARGETS

BG set challenging targets for its performance in terms of volumes, costs and financial measures. The 2003 year end marks the conclusion of this target period and BG has performed strongly against its targets.

Principal targets                                     Target     Result

E&P 2003 production (boepd)                           440,000    427,507

E&P 2003 opex per boe                                   $2.75      $2.68*

E&P 2003 F&D cost per boe                               $3.20      $3.08

LNG 2003 production (mtpa)                                2.3        2.8

T&D 2003 throughput (bcmpa)                              11.7       12.5

Power end 2003 installed capacity (GW)                    2.5        2.8

Capital investment 1999-2003 (GBPbn)                      5.7        5.9

Gearing                                                  <25%       15.5%

Post-tax return on average capital employed (ROACE)    10-11%       10.6%*
2003

* The opex per boe and ROACE figures shown above have been calculated based on BG's reference assumptions for price ($16 real oil price (base 2000)) and the US$/UKGBP exchange rate (GBP1 = $1.55). These figures are described as "normalised" below. Actual opex per boe and ROACE for 2003 were $3.02 and 16.3%, respectively.

In E&P, BG has grown its volumes at a compound annual average rate of 15% over the period 1999-2003 and, as anticipated, was within 2% of its target after allowing for volumes from the Bacton assets which were disposed of in September 2003. Volumes of LNG produced grew at a compound average rate of over 50% per annum to exceed the segment target. The T&D and Power businesses also exceeded their growth targets.

In meeting its normalised E&P operating expense target of $2.75 per boe and its finding and development target of $3.20 per boe, BG has established itself as an industry cost leader. BG estimates that increases in the oil price and movements in the US$/UKGBP exchange rate have added
25 cents and 9 cents, respectively, to actual unit costs.

BG's five year capital investment spend was GBP5.9 billion, compared with a plan of GBP5.7 billion. The refinancing of Egyptian LNG (ELNG) of around $150 million was signed in 2003 and will be drawn down shortly and the refinancing of Atlantic LNG (ALNG) Train 4 of around $120 million has been rescheduled to 2004. The higher capex also reflects the $77 million acquisition of capacity and contracts relating to the Elba Island LNG terminal.

BG achieved a normalised post-tax ROACE of 10.6% compared to a target of 10-11%.


BUSINESS REVIEW

The results discussed in this Business Review (pages 3 to 11) relate to BG's performance excluding exceptional items. Results at constant US$/UKGBP exchange rates and upstream prices are also quoted. See page 13 for an explanation of these measures.


                                 GROUP RESULTS

Fourth Quarter               Results excluding         Full Year
                             exceptional items
2003         2002                                     2003         2002
GBPm         GBPm                                     GBPm         GBPm
887          698      +27%   Turnover                3,587        2,610     +37%

                             Total operating profit
251          214      +17%   Exploration and           959          731     +31%
                             Production
17           5        +240%  Liquefied Natural Gas      77            8    +863%
34           19       +79%   Transmission and          116           50    +132%
                             Distribution
35           31       +13%   Power Generation          129          124      +4%
(10)         (15)     +33%   Other activities          (30)         (25)    -20%
327          254      +29%                           1,251          888     +41%

(13)         (20)     +35%   Net interest              (78)         (80)     +3%
(126)        (94)     -34%   Tax                      (470)        (374)    -26%
183          130      +41%   Earnings                  683          424     +61%
5.2p         3.7p     +41%   Earnings per share      19.4p        12.0p     +62%

311          321      -3%    Capital investment      1,054        1,510     -30%

                                 Fourth quarter

Total operating profit increased by 29%. At constant US$/UKGBP exchange rates and upstream prices, total operating profit would have increased by 26%, reflecting E&P volume growth (13%) and improved performances across all operating segments.

The net interest charge was GBP7 million lower than in 2002 (see note 4) and included a net receipt of GBP9 million interest arising on a tax repayment. The tax charge reflected an effective rate of 40%, which was in line with 2002. Earnings per share increased by 1.5 pence (41%).

Capital investment in the quarter was GBP311 million. Investment arose in the Mediterranean Basin and Africa (GBP100 million), North America and Trinidad (GBP76 million), Asia and the Middle East (GBP71 million), NW Europe (GBP36 million) and South America (GBP28 million).

                                   Full year

Total operating profit increased by 41%. At constant US$/UKGBP exchange rates and upstream prices, total operating profit would have increased by 28%.

In E&P, the 15% volume growth and higher oil and gas prices underpinned an operating profit increase of 31%. At constant US$/UKGBP exchange rates and prices, E&P's total operating profit would have increased by 14%. LNG profit increased by GBP69 million reflecting a GBP44 million increase in shipping and marketing profits and a GBP28 million increase in the share of profits from ALNG. T&D's profit increased by GBP66 million through continued volume growth. Power Generation reported a 4% increase in operating profit.

Net interest of GBP78 million was GBP2 million lower than 2002 (see note 4). The tax charge reflected an effective rate of 40%.

Cash inflow from operating activities increased by GBP429 million to GBP1,444 million, reflecting the increase in operating profit. As at 31 December 2003, net borrowings were GBP721 million and gearing was 15.5% (1 January 2003 23.0%).

Earnings per share rose by 62%. BG's post-tax ROACE for the year was 16.3% (2002 10.9%).

Since demerger, BG's policy has been to maintain a constant dividend in real terms. The Group has made considerable progress in the development and execution of its strategy since demerger and this has transformed the earnings and cash flow capacity of the business, as reflected in the 2003 results. The Directors are therefore recommending a substantial increase in the dividend with a final dividend of 1.86 pence per share bringing the full year dividend to 3.46 pence per share: an increase of 12% compared with last year.

In considering the dividend level the Board takes account of the outlook for earnings growth, cash flow generation and financial gearing. The aim is to provide sustainable, long-term growth in the dividend.

It is expected that, in future, the interim dividend will be set at half the preceding full year dividend.


                           EXPLORATION AND PRODUCTION

 Fourth Quarter                                         Full Year
 2003       2002                                       2003       2002
 GBPm       GBPm                                       GBPm       GBPm
 41.3       36.6       +13%   Production volumes      156.0      136.1    +15%
                              (mmboe)

 475        427        +11%   Turnover                1,794      1,555    +15%
 251        214        +17%   Total operating profit    959        731    +31%

 GBP17.22  GBP16.98    +1%    Average realised oil    GBP17.89   GBP16.67  +7%
                              price per
 ($29.13)   ($26.40)   +10%   barrel                 ($29.18)   ($24.86)  +17%

 15.30p     14.63p     +5%    Average realised gas    15.16p      14.26p   +6%
                              price per produced
                              therm

 GBP0.81    GBP1.04    -22%   Lifting costs per boe   GBP0.91    GBP1.04  -13%
 ($1.37)    ($1.62)    -15%                           ($1.48)    ($1.55)   -5%

 GBP1.75    GBP2.04    -14%   Operating expenditure   GBP1.85    GBP2.09   -11%
 ($2.95)    ($3.17)    -7%    per boe                 ($3.02)    ($3.12)   -3%


 Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.
 Additional Operating and Financial Data is given on page 25.

                                 Fourth quarter

Turnover was up 11%, as the impact of volume growth and higher prices was partially offset by adverse exchange rate movements. Production volumes increased by 13% with new production from Scarab Saffron (Egypt) and the Juno fields in the UK, together with increased production from the North Coast Marine Area (NCMA - Trinidad). These volume increases underpinned E&P's 17% increase in operating profit.

At constant prices and US$/UKGBP exchange rates, operating profit would have increased by 13%.

Unit lifting costs fell by 23 pence per boe and unit operating expenditure fell by 29 pence per boe. This reflects a higher proportion of production from relatively low cost fields and the favourable effect of a weaker US Dollar.

The exploration charge of GBP27 million was GBP8 million higher than 2002 mainly due to a higher well write-off charge, relating to the Artemis well in the North Sea . Capital investment of GBP168 million (2002 GBP226 million) related primarily to continuing investment in West Delta Deep Marine (Egypt), Karachaganak (Kazakhstan) and the UK.

                                   Full year

E&P production increased by 15% and this, together with strong prices, underpinned a 31% increase in total operating profit. At constant prices and US$ /UKGBP exchange rates, operating profit would have increased by 14%. E&P volume growth reflected new production from the Scarab Saffron and Juno fields and a full year's contribution from the Jade (UK), NCMA and Panna/Mukta and Tapti fields (India). The GBP239 million increase in turnover reflected this higher production and higher prices, partially offset by the impact of the weaker US Dollar.

Unit operating expenditure fell by 24 pence per boe to GBP1.85 ($3.02) per boe reflecting lower cost production from new and existing international fields and the favourable effect of a weaker US Dollar.

2003 saw the continuation of BG's strong exploration success rate with 12 out of 17 exploration and appraisal wells completed during the year being successful (71%).

Proved reserves increased by 10% to 2,104 mmboe from 1,919 mmboe in 2002 with the main contributions coming from the UK, Egypt, Kazakhstan, Tunisia and Trinidad and Tobago. The Group's proved reserves replacement ratio was 219% and finding and development costs were $3.08 per boe.

                       Fourth quarter business highlights

The second of the two oil production wells for the BG-operated Blake Flank field commenced production on 26 December.

On 5 December, BG announced that the caustic soda contamination, which had caused the original delay to oil exports from Karachaganak Phase 2 facilities, had been successfully resolved. However, during commissioning an unrelated issue was identified associated with small bore pipe welds within the facilities. As operational safety is of paramount importance, remedial activity on these welds is being undertaken prior to re-starting production. As a result, production into the export pipeline is expected to commence in the second quarter of 2004. BG's total Karachaganak production in 2004 is anticipated to be around 35 million barrels, some 4 million barrels less than originally planned and 12 million barrels more than production in 2003.

On 16 February, BG announced that it had agreed to acquire El Paso Oil and Gas Canada, Inc. for a cash consideration of $345.6 million. This acquisition takes BG into a promising new province and increases BG's presence in the North American gas market. The assets include 630,000 net acres of undeveloped oil and gas properties in British Columbia and Alberta. BG has identified considerable exploration potential on this acreage. The transaction is conditional upon receipt of approvals and other customary closing conditions.

The Buzzard field, believed to be one of the largest oil discoveries in the UK North Sea during the last ten years, received government approval on 27 November. The field, in which BG has a 21.73% interest, contains gross recoverable reserves in excess of 400 million barrels and is scheduled to commence production by the end of 2006.

The Atlantic and Cromarty gas condensate fields in the Outer Moray Firth have received UK Government approval. The fields are in a core area for BG.

BG announced the sale of its 50% interest in the Indonesian Muturi Production Sharing Contract (PSC) (for further details see the LNG section below).

BG announced that it had been awarded operatorship and a 100% interest in three offshore exploration blocks in Norway's Central Graben area. As operator of the Armada complex and a partner in a number of adjacent fields which are located in the UK section of the Central Graben, BG has relevant technical and operational experience and the fields are close to existing UK export infrastructure in which BG has an interest.

                             LIQUEFIED NATURAL GAS

 Fourth Quarter                                       Full Year
 2003       2002                                    2003      2002
 GBPm      GBPm                                     GBPm      GBPm
 186        111        +68%   Turnover              945       309       +206%

                              Total operating
                              profit
 4          3          +33%   Shipping and           44        -         -
                              marketing
 21         10         +110%  Atlantic LNG           56        28        +100%
                              Other including
 (8)        (8)        -      business development  (23)      (20)        -15%
 17         5          +240%                         77         8        +863%

 108        60         +80%   Capital investment    301       117        +157%

                                 Fourth quarter

The GBP75 million increase in turnover reflected increased activity in the LNG shipping and marketing business.

Shipping and marketing reported a GBP4 million profit, up GBP1 million on 2002. As anticipated, there were fewer cargoes available in the fourth quarter than earlier in the year due to seasonal market forces. Operating profit from ALNG was up GBP11 million as Trains 2 and 3 both contributed in full to the quarter's results.

Capital investment related primarily to the acquisition of contracts at Elba Island (GBP45 million) and three trains of LNG - ALNG Train 4 and ELNG Trains 1 and 2.

In December, BG and partners and a consortium of domestic and international banks signed the $950 million non-recourse project financing for ELNG, the largest project financing in Egypt to date. BG's net share of the financing is approximately $150 million and upon drawdown BG expects to be reimbursed this amount for past equity investment.

                                   Full year

The GBP636 million increase in turnover reflected the strong growth of the LNG shipping and marketing business.

Total operating profit was up by GBP69 million. This reflected significantly higher volumes and higher prices in the shipping and marketing business. In addition, ALNG's profit was higher due to the build- up of production at Trains 2 and 3 and the impact of higher prices and volumes at Train 1.

Capital investment related to the projects mentioned in relation to the fourth quarter capital investment above.


                       Fourth quarter business highlights

BG completed an agreement with El Paso Merchant Energy (EPME) on 22 December to acquire EPME's 446 mmscfd capacity rights at the Elba Island LNG importation terminal in Georgia, USA, and related LNG supply and gas sales agreements. The total consideration is $127 million in cash, of which $50 million is deferred and conditional upon current gas off-take arrangements. Including Lake Charles, BG LNG Services, LLC (BGLS), a wholly-owned BG subsidiary, has contracted for around 50% of existing regasification capacity rights for market access into the USA.

On 13 November, BGLS announced that, with effect from 1 January 2004, BGLS has access to all of the existing capacity at Lake Charles. The current base capacity is 630 mmscfd, which will increase to 1.2 bcfd by 1 January 2006 following completion of the first expansion announced in October 2001.

In January, the Lake Charles operator announced a proposal for a second expansion from 1.2 bcfd to 1.8 bcfd. If approved, the expansion would be committed wholly to BGLS and is scheduled to come on-stream by mid-2006. As part of the expansion, a second export pipeline will be installed, which will increase pipeline capacity from 1.3 bcfd to 2.1 bcfd. This removes the need for the proposed Lake Charles Express pipeline.

The proposed upgrade to Keyspan's existing LNG storage and receiving terminal at Providence, Rhode Island, is progressing as scheduled. A design contractor has been selected and Federal Energy Regulatory Commission (FERC) filing is scheduled for the second quarter of 2004.

Following the announcement in May 2003 of a Letter of Understanding with Marathon Offshore Alpha Limited, negotiations have progressed on a fully termed SPA to acquire 3.4 mtpa of LNG from a proposed LNG export project in Equatorial Guinea for a period of 17 years beginning in 2007. It is expected that the SPA will be finalised by the end of March.

On 30 January 2004, BG signed SPAs with subsidiaries of LNG Japan Corporation and CNOOC Limited, following their pre-emption of the previously announced sale to Mitsui of BG's 50% interest in the Muturi PSC and associated 10.73% interest in the Tangguh LNG project. The consideration of $236 million is payable on completion which is conditional on Indonesian Government and partner approvals. Completion is expected in the second quarter of 2004.

A Memorandum of Understanding was signed with Petroplus International NV on 12 November for the joint development, ownership and operation of the Dragon LNG import and regasification terminal at Milford Haven, Wales. BG intends to take a 50% equity interest in the project and to contract for the use of 2.2 mtpa (50%) of the capacity at the facility.



                         TRANSMISSION AND DISTRIBUTION

  Fourth Quarter                                  Full Year
  2003        2002                                2003        2002
  GBPm        GBPm                                GBPm        GBPm
                               Turnover
  143         98       +46%    Excluding MetroGAS 543         407      +33%
  29          21       +38%    MetroGAS           135         134      +1%
  172         119      +45%                       678         541      +25%
                               Total operating
                               profit
  33          20       +65%    Excluding MetroGAS  98          47     +109%
  1           (1)      -       MetroGAS            18           3     +500%
  34          19       +79%                       116          50     +132%

  23          19       +21%    Capital investment  76          81       -6%



                                 Fourth quarter

Volumes continued to grow strongly at Comgas, MetroGAS and Gujarat Gas driving turnover growth of 45%.

At Comgas, volumes rose 13% and the business posted an operating profit of GBP20 million. The quarter in the previous year includes a credit of GBP10 million relating to the delayed pass through of gas costs.

Whilst MetroGAS continues to operate in a difficult economic and regulatory environment, the business posted an operating profit of GBP1 million (up GBP2 million), mainly due to higher volumes.

Capital investment in the quarter was principally on the Comgas network, which was financed by the operating cash flows of the business and Comgas' existing lines of credit.

                                   Full year

Total operating profit increased by GBP66 million (132%). This reflected a profit of GBP58 million in Comgas (up 81%) driven by 17% volume growth and higher margins, partially offset by a weaker Brazilian Real. In local currency, Comgas' profits increased by 125%. MetroGAS' operating profit rose by GBP15 million due to volume growth. Also, the previous year included a one-off charge in relation to doubtful debts (GBP8 million).

BG continues to expect that MetroGAS will complete a capital restructuring in the near-term. This may lead to the deconsolidation of this subsidiary and this would reduce the contribution that it makes to Group operating profit.

Total operating profit also benefited from strong performances at Mahanagar Gas, the Bolivia/Brazil pipeline and Phoenix Natural Gas, together with lower business development costs.

                       Fourth quarter business highlights

During November, Comgas delivered a record 1 mmcmd on average to natural gas vehicle (NGV) stations. In the fourth quarter, over 15,000 new residential and commercial customers were connected, in addition to 43 industrial and 8 NGV customers.

Comgas won the 2003 Safety Award from the international Energy Institute as the leading example of best practice for health and safety. With a concerted focus on improving safety, Comgas has now enjoyed more than 8 million man-hours without a lost-time incident.

On 7 November, MetroGAS announced an offer to restructure its unsecured financial indebtedness pursuant to an out-of-court agreement under Argentine law. The restructuring offer needs to be accepted by at least a simple majority of creditors, representing two thirds of the financial indebtedness, in order to be approved by the court and therefore be binding upon all of MetroGAS' creditors.

In December, BG completed the sale of Phoenix Natural Gas, the gas distribution business in Northern Ireland, by selling its 51% stake to East Surrey Holdings for a consideration of GBP120 million.



                                POWER GENERATION

Fourth Quarter                                       Full Year
2003       2002                                      2003       2002
GBPm      GBPm                                       GBPm       GBPm
58         48           +21%   Turnover              184        189        -3%

35         31           +13%   Total operating       129        124        +4%
                               profit

1          10           -90%   Capital investment      3         50       -94%

                                 Fourth quarter

Total operating profit rose GBP4 million reflecting lower pension costs at Premier Power and lower business development expense.

                                   Full year

Full year profit increased by GBP5 million reflecting a higher share of operating profits in joint ventures, principally from the San Lorenzo power station which started up during 2002.

OUTLOOK

"BG made excellent progress during 2003, achieving another year of strong growth and good returns. Following our strong performance against targets set in 1999, our focus is firmly on the delivery of the 2006 targets and on the Group's excellent growth opportunities to the end of the decade and beyond."

                                                               Sir Robert Wilson
                                                                17 February 2004

LEGAL NOTICE

These  results  include  "forward-looking  information"  within  the  meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve the 2006 targets and growth beyond 2006, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed, (viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2002. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.


SUPPLEMENTARY INFORMATION

    Definitions
    In these results:
    bcf              billion cubic feet
    bcfd             billion cubic feet per day
    bcmpa            billion cubic metres per annum
    boe              barrels of oil equivalent
    boepd            barrels of oil equivalent per day
    bopd             barrels of oil per day
    CCGT             combined cycle gas turbine
    DCQ              daily contracted quantity
    DTI              Department of Trade and Industry
    E&P              Exploration and Production
    FEED             front end engineering design
    GW               gigawatt
    LNG              Liquefied Natural Gas
    m                million
    mmboe            million barrels of oil equivalent
    mmcfd            million cubic feet per day
    mmcmd            million cubic metres per day
    mmscfd           million standard cubic feet per day
    mmscm            million standard cubic metres
    mmscmd           million standard cubic metres per day
    mtpa             million tonnes per annum
    MW               megawatt
    NGV              Natural Gas Vehicles
    ROACE            return on average capital employed
    T&D              Transmission and Distribution
    tcf              trillion cubic feet
    PSA              production sharing agreement
    PSC              production sharing contract
    SPA              sale and purchase agreement
    UKCS             United Kingdom Continental Shelf



       Presentation of non-GAAP measures

       Results excluding exceptional items ('Business Performance') are presented as management believes that exclusion of these items facilitates understanding of the underlying performance and aids comparability of results for the periods concerned. The items excluded from Business Performance are exceptional items as defined by Financial Reporting Standard 3 - i.e. items which derive from events or transactions that fall within the ordinary activities of BG but which require separate disclosure in order to present a true and fair view of the performance during a period. For a reconciliation between results including and excluding exceptional items and for further details of exceptional items, see the consolidated profit and loss account, pages 14 and 15 and note 2, page 20.

       BG also presents selected information, as indicated, at constant US$/UKGBP exchange rates and upstream prices (i.e. E&P segment), two factors which BG has identified as having a key impact on its results. The presentation of results in this way is intended to provide additional information to explain further the underlying trends in the business.




                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                 FOURTH QUARTER

                                 2003                   2002
                           Notes Total Excep- Busi-     Total Excep-    Busi-
                                       tional ness            tional    ness
                                       items  perfor-         items     perfor-
                                              mance                     mance
                                                                        GBPm
                               GBPm     GBPm   GBPm    GBPm   GBPm

Turnover                   3     887     -      887     698     -       698
Operating costs                 (616)    -     (616)   (489)    -      (489)

Group operating profit     3     271     -      271     209     -       209
Share of operating profits        56     -       56      45     -       45
less losses in joint
ventures and associated
undertakings

Total operating profit     3     327     -      327     254     -       254
Profit/(loss) on disposal         32    32        -      (4)   (4)     -
of fixed assets

Profit on ordinary               359    32      327     250    (4)      254
activities
Net interest               4     (13)    -      (13)    (20)    -       (20)

Profit on ordinary activities    346     32     314     230     (4)     234
before taxation
Tax on profit on ordinary       (126)   -      (126)    (94)    -       (94)
activities

Profit on ordinary activities    220     32     188     136     (4)     140
after taxation
Minority shareholders'           (5)     -      (5)     (10)    -       (10)
interest

Earnings                         215     32     183     126     (4)     130
Dividends                        (66)                   (55)

Transfer to reserves             149                     71

Earnings per ordinary      6     6.1p  0.9p     5.2p    3.6p  (0.1)p   3.7p
share(i)
Dividend per ordinary share(i)   1.86p                  1.55p

i) There is no difference between basic and diluted earnings per ordinary share.


                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                   FULL YEAR

                                2003                       2002
Notes                           Total   Excep- Busi-ness   Total   Excep-     Busi-
                                        tional perfor-             tional     ness
                                        items  mance               items      perfor-
                                               GBPm                           mance
                               GBPm      GBPm               GBPm    GBPm      GBPm

Turnover                  3     3,587     -    3,587       2,610     -       2,610
Operating costs                (2,530)    -   (2,530)     (1,877)    -      (1,877)

Group operating profit    3     1,057     -    1,057         733     -         733
Share of operating profits        194     -      194         155     -         155
less losses in joint
ventures and associated
undertakings

Total operating profit     3    1,251     -    1,251         888     -         888
Profit/(loss) on disposal         117    117       -         (14)  (14)          -
of fixed
assets

Profit on ordinary              1,368    117   1,251         874   (14)        888
activities
Net interest               4      (78)    -      (78)        (80)    -         (80)

Profit on ordinary activities   1,290    117   1,173         794   (14)        808
before taxation
Tax on profit on ordinary  5    (502)    (32)   (470)       (374)    -        (374)
activities

Profit on ordinary activities   788       85     703         420   (14)        434
after taxation
Minority shareholders'          (20)      -      (20)        (10)    -         (10)
interest

Earnings                        768       85     683         410   (14)        424
Dividends                      (122)                        (110)

Transfer to reserves            646                          300

Earnings per ordinary      6    21.8p   2.4p   19.4p       11.6p     (0.4)p   12.0p
share(i)
Dividend per ordinary share(i)  3.46p                      3.10p

i) There is no difference between basic and diluted earnings per ordinary share.


                   CONSOLIDATED STATEMENT OF TOTAL RECOGNISED
                          GAINS AND LOSSES - FULL YEAR

                                                          2003       2002
                                                          GBPm       GBPm

Earnings                                                  768        410

Currency translation adjustments (i)                      (37)      (385)

Total recognised gains and losses                         731         25

i) The movement in 2003 includes the retranslation of the Group's net investments in Comgas GBP22 million (2002 GBP(189) million) and MetroGAS GBP18 million (2002 GBP(83) million).


                           CONSOLIDATED BALANCE SHEET

                                                        As at
                                                        31 Dec     31 Dec
                                                        2003       2002
                                                        GBPm       GBPm
Fixed assets:
Intangible assets                                         840        812
Tangible assets                                         4,020      4,102
Investments                                             1,038        742
                                                        5,898      5,656
Current assets:
Stocks                                                    119        105
Debtors: amounts falling due within one year              749        661
Debtors: amounts falling due after one year                88         93
Investments                                               201        127
Cash at bank and in hand                                  112        141
                                                        1,269      1,127
Creditors: amounts falling due within one year:
Borrowings                                               (495)      (580)
Other creditors                                          (988)      (999)
                                                       (1,483)    (1,579)
Net current liabilities                                  (214)      (452)

Total assets less current liabilities                   5,684      5,204

Creditors: amounts falling due after more than one
year:
Borrowings                                              (539)      (690)
Other creditors                                         (154)      (190)
                                                        (693)      (880)

Provisions for liabilities and charges                  (1,075)    (976)
                                                         3,916    3,348

CAPITAL AND RESERVES
BG shareholders' funds                                   3,925    3,324
Minority shareholders' interest                             (9)      24
                                                         3,916    3,348

MOVEMENT IN BG SHAREHOLDERS' FUNDS

   Fourth Quarter                                         Full Year
   2003        2002                                       2003       2002
   GBPm        GBPm                                       GBPm       GBPm

   215         126      Profit for the financial period   768        410
   -           -        Issue of shares                     2          3
   (10)        -        Own shares(i)                     (10)         -
   (66)        (55)     Dividend                         (122)      (110)
   (94)        (13)     Currency translation adjustments  (37)      (385)
    45          58       Net movement in BG shareholders' 601        (82)
                        funds for the financial period

   3,880       3,266    BG shareholders' funds at the   3,324      3,406
                        beginning of the period

   3,925       3,324    BG shareholders' funds as at 31 3,925      3,324
                        December

i) Own shares reclassified from debtors falling due within one year, following early adoption of UITF 38.


CONSOLIDATED CASH FLOW STATEMENT



Fourth Quarter                                              Full Year
2003       2002                                                2003        2002
GBPm       GBPm                                                GBPm        GBPm
327        254         Total operating profit                  1,251       888
(56)       (45)        Less: share of operating profit in       (194)     (155)
                       joint ventures and associated
                       undertakings
271        209         Group operating profit                  1,057       733
125        98          Depreciation and amortisation             444       395
21         2           Unsuccessful exploration expenditure       46        12
                       written off
(6)        8           Provisions                                 (8)      (14)
(2)        (39)        Working capital                           (95)     (111)
409        278         Net cash flow from operating            1,444     1,015
                       activities
47         29          Dividends from joint ventures and          88        68
                       associated undertakings
(5)        (12)        Returns on investments and servicing of   (30)      (32)
                       finance(i)
(51)       (73)        Tax paid                                 (332)     (240)
(335)      (298)       Capital expenditure and investment     (1,101)   (1,396)
                       (ii) (iii)
121        10          Proceeds from sales of assets(iv)         202        17
(2)        (54)        Equity dividends paid                    (112)     (106)
(111)      (63)        Management of liquid resources            (76)      191
73         (183)       Net cash flow before financing             83      (483)
-          -           Changes in share capital                    2         3
2          4           Shares issued to minority interests         5         9
(171)      183         Net movement in gross borrowings         (120)      528
(169)      187         Net cash flow from financing             (113)      540
                       activities
(96)       4           NET MOVEMENT IN CASH                      (30)       57
205        157         Opening cash                              141        92
3          (20)        Changing values of currency                 1        (8)
112        141         CLOSING CASH                              112       141

i)       Includes capitalised interest for the fourth quarter of GBP5 million
(2002 GBP3 million) and for the year of GBP22 million   (2002 GBP11 million).
ii)      Includes loans to joint ventures and associated undertakings.
iii) 2002 full year includes cash acquired of GBP57 million on the purchase of a subsidiary undertaking.
iv) Includes repayment of loans by joint ventures and associated undertakings.



RECONCILIATION OF NET BORROWINGS - FULL YEAR

                                                         GBPm

Net borrowings as at 1 January 2003                    (1,002)
Net decrease in cash in the period                        (30)
Cash outflow from the management of liquid resources       76
Cash outflow from change in gross borrowings              120
Foreign exchange                                          115
Net borrowings as at 31 December 2003                    (721)

Net borrowings (non-recourse) attributable to MetroGAS (including Gas Argentino) and Comgas were GBP345 million (1 January 2003 GBP386 million).

The gearing ratio (net borrowings as a percentage of net borrowings plus equity) was 15.5% (1 January 2003 23.0%).

As at 31 December 2003, BG's share of the net borrowings in joint ventures and associated undertakings amounted to approximately GBP1 billion, including BG shareholder loans of approximately GBP610 million. These net borrowings are included in BG's share of the net assets in joint ventures and associated undertakings, which are consolidated in BG's accounts.



Liquidity and Capital Resources

All the information below is as at 31 December 2003, unless otherwise stated.

The Group's principal borrowing entities are BG Energy Holdings Limited, including wholly-owned subsidiary undertakings whose borrowings are guaranteed by BG Energy Holdings Limited (collectively BGEH), and MetroGAS, Gas Argentino, Comgas and Gujarat Gas, which conduct their borrowing activities on a stand-alone basis.

BGEH had a $1.0 billion US Commercial Paper Programme, which was unutilised, and a $1.0 billion Eurocommercial Paper Programme, of which $967 million was unutilised. BGEH also had a $2.0 billion Euro Medium Term Note Programme, of which $1.212 billion was unutilised.

BGEH had aggregate committed multicurrency revolving borrowing facilities of $1.008 billion, of which $520 million matures in 2004 and $488 million matures in 2005. These facilities were undrawn.

In addition, BGEH had uncommitted multicurrency borrowing facilities of GBP613 million, of which GBP585 million was unutilised.
MetroGAS announced in 2002 that it had suspended payments of principal and interest on its financial indebtedness of approximately $419 million. Gas Argentino also suspended debt service on borrowings of $70 million. All the borrowings of MetroGAS and Gas Argentino are non-recourse to other members of the Group. On 7 November, MetroGAS announced an offer to restructure its financial obligations (for further information see page 10).

Comgas had committed borrowing facilities of Brazilian Reals (BRL) 536 million, of which BRL 15 million was unutilised, and uncommitted borrowing facilities of BRL 704 million, of which BRL 536 million was unutilised.

Gujarat Gas had uncommitted borrowing facilities of Indian Rupees (INR) 1.20 billion, of which INR 753 million was unutilised.





Notes

1. Basis of preparation

The financial information contained in this quarterly report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. BG's statutory accounts for the year ended 31 December 2002, which include the unqualified report of the auditors, have been filed with the Registrar of Companies. This results statement has been prepared on the basis of the accounting policies set out in those statutory accounts.

2.             Exceptional items

 Fourth Quarter                                         Full Year
 2003       2002                                        2003        2002
 GBPm       GBPm                                        GBPm        GBPm

 32         (4)         Profit/(loss) on disposal of    117         (14)
                        fixed assets

 -          -           Tax impact                      (32)        -

 32         (4)         Impact on earnings               85         (14)



2003 : Disposal of investments


In the fourth quarter, BG disposed of its remaining 51% investment in Phoenix Natural Gas Limited realising a GBP32 million profit. Proceeds of GBP120 million arose on the sale.


In the third quarter, BG disposed of a number of southern North Sea gas production assets. The sale realised a profit of GBP77 million and the resulting tax impact was a GBP32 million charge, leading to a net GBP45 million increase in earnings. Proceeds of GBP72 million arose from the sale.


In the second quarter, BG disposed of 50% of its 100% investment in BG Brindisi LNG S.p.A, realising a GBP6 million profit.

The remaining GBP2 million relates to the release of a provision made for costs relating to a prior year disposal.



2002 : Disposal of investments

BG disposed of its 100% investment in Iqara EcoFuels Limited, realising a GBP7 million loss, in the second quarter.



3.             Segmental analysis

     Fourth Quarter         Turnover excluding share of Full Year
                            joint ventures
     2003        2002                                   2003      2002
     GBPm        GBPm                                   GBPm      GBPm

     475         427        Exploration and Production  1,794     1,555
     186         111        Liquefied Natural Gas         945       309
     172         119        Transmission and              678       541
                            Distribution
     58          48         Power Generation              184       189
     1           3          Other activities                3        66
     (5)         (10)       Less: intra-group sales       (17)      (50)
     887         698                                    3,587     2,610





                         Group           Share of operating    Total
                         operating       profit in             operating
                         profit/(loss)   joint ventures and    profit/(loss)
                                         associated
                                         undertakings
  Fourth Quarter         2003     2002     2003      2002      2003     2002
                         GBPm     GBPm     GBPm      GBPm      GBPm     GBPm

  Exploration and        251      214      -         -         251      214
  Production
  Liquefied Natural Gas  (4)      (6)      21        11        17       5
  Transmission and       22       10       12        9         34       19
  Distribution
  Power Generation       12       6        23        25        35       31
  Other activities       (10)     (15)     -         -        (10)     (15)

                         271      209      56        45        327      254

  Full Year

  Exploration and        959      731      -         -         959      731
  Production
  Liquefied Natural Gas  21       (21)     56        29         77       8
  Transmission and       74       17       42        33        116      50
  Distribution
  Power Generation       33       31       96        93        129      124
  Other activities       (30)     (25)     -         -         (30)     (25)

                         1,057    733      194       155     1,251      888


BG's share of turnover and operating profit in joint ventures for the fourth quarter was GBP66 million (2002 GBP68 million) and GBP22 million (2002 GBP22 million) respectively; and for the full year was GBP247 million (2002 GBP182 million) and GBP91 million (2002 GBP83 million) respectively.


4.            Net interest

  Fourth Quarter                                          Full Year
  2003       2002                                         2003      2002
  GBPm       GBPm                                         GBPm      GBPm

  (2)        (9)        Net interest payable              (40)      (35)
  5          3          Interest capitalised               22        11
  3          (6)                                          (18)      (24)

  (3)        (3)        Unwinding of discount on          (12)      (12)
                        provisions (i)
  (1)        (2)        Unwinding of discount on deferred (7)       (8)
                        income

  (1)        (11)       Net interest: Group               (37)      (44)
  (8)        (6)        Joint ventures                    (28)      (25)
  (4)        (3)        Associated undertakings           (13)      (11)

  (13)       (20)       Total net interest                (78)      (80)

i) Relates to the unwinding of the discount on provisions in respect of decommissioning, included in the profit and loss account as a financial item within the net interest charge.

5. Taxation - full year

The taxation charge for the period before exceptional items was GBP470 million (2002 GBP374 million), representing an effective tax rate of 40% and the taxation charge including exceptional items was GBP502 million (2002 GBP374 million), representing an effective tax rate of 39%.

The 2002 charge incorporated the effect of rate changes enacted in the Finance Act 2002, which included a GBP51 million charge relating to opening UK deferred tax balances. Excluding this GBP51 million adjustment, the 2002 effective tax rate was 40%.


6. Earnings per ordinary share

Reconciliation of earnings and earnings per share including and excluding exceptional items

Fourth Quarter                                     Full Year
2003            2002                               2003             2002
GBPm   Pence    GBPm  Pence                        GBPm   Pence     GBPm    Pence
       per            per                                 per               per
       share          share                               share             share

215    6.1      126   3.6      Earnings            768    21.8      410     11.6
(32)   (0.9)    4     0.1      (Profit)/loss on    (85)   (2.4)      14      0.4
                               disposals
183    5.2      130   3.7      Earnings -          683    19.4      424     12.0
                               excluding
                               exceptional items

Earnings  and  earnings  per  share  before  interest,   tax,  depreciation  and
amortisation - including and excluding exceptional items


Fourth Quarter                                     Full Year
2003            2002                               2003             2002
GBPm   Pence    GBPm  Pence                        GBPm   Pence     GBPm    Pence
       per            per                                 per               per
       share          share                               share             share

215    6.1      126   3.6      Earnings            768    21.8      410     11.6
5      0.2      10    0.3      Minority interest   20     0.6        10      0.3
126    3.5      94    2.6      Tax                 502    14.2      374     10.6
13     0.3      20    0.6      Interest            78     2.2        80      2.3
125    3.6      98    2.8      Depreciation and    444    12.6      395     11.2
                               amortisation
484    13.7     348   9.9      EBITDA - including  1,812  51.4    1,269     36.0
                               exceptional items

(32)   (0.9)    4     0.1      (Profit)/loss on    (117)  (3.3)      14      0.4
                               disposals
452    12.8     352   10.0     EBITDA - excluding  1,695  48.1    1,283     36.4
                               exceptional items


Earnings per share calculations in 2003 are based on shares in issue of 3,527 million (2002 fourth quarter 3,526 million, full year 3,524 million).

There is no difference between the figures presented above and diluted earnings per share.

7.             Capital investment by region

  Fourth Quarter                                          Full Year
  2003       2002                                         2003      2002
  GBPm       GBPm                                         GBPm      GBPm

  36         65              NW Europe                    150       338
  28         20              South America                 76        69
  71         98              Asia and Middle East         313       717
  76         46              North America and Trinidad   174       120
  100        92              Mediterranean Basin and      341       266
                             Africa

  311        321                                        1,054     1,510



8. Quarterly information: earnings and earnings per share

                             2003     2002     2003      2002
                             GBPm     GBPm     pence     pence

First quarter
- including exceptional      179      130      5.1       3.7
items
- excluding exceptional      179      133      5.1       3.8
items
Second quarter
- including exceptional      166      48       4.7       1.4
items
- excluding exceptional      160      55       4.5       1.6
items
Third quarter
- including exceptional      208      106      5.9       3.0
items
- excluding exceptional      161      106      4.6       3.0
items
Fourth quarter
- including exceptional      215      126      6.1       3.6
items
- excluding exceptional      183      130      5.2       3.7
items
Full year
- including exceptional      768      410      21.8     11.6
items
- excluding exceptional      683      424      19.4     12.0
items




Supplementary information: Operating and financial data

Fourth Quarter           Exploration and Production                   Full Year
2003     2002                                                     2003     2002

                         Production volumes (mmboe)
6.0         5.8          +3%    - oil                             23.7        22.5      +5%
5.5         5.1          +8%    - liquids                         19.2        19.4      -1%
29.8        25.7         +16%   - gas                             113.1       94.2      +20%
41.3        36.6         +13%   - total                           156.0      136.1      +15%

GBP17.22   GBP16.98      +1%    Average realised oil price per    GBP17.89  GBP16.67    +7%
($29.13)    ($26.40)     +10%   barrel                            ($29.18)  ($24.86)    +17%

GBP8.92    GBP8.98       -1%    Average realised liquids price    GBP8.86    GBP7.96    +11%
($15.09)   ($13.97)      +8%    per barrel                        ($14.45)   ($11.87)   +22%

18.57p      16.40p      +13%    Average realised UK gas price per 16.92p       15.91p   +6%
                                produced therm

12.95p      12.82p      +1%     Average realised International    13.67p       12.49p   +9%
                                gas price per produced therm

15.30p      14.63p      +5%     Average realised gas price per    15.16p       14.26p   +6%
                                produced therm

GBP0.81    GBP1.04     -22%     Lifting costs per boe             GBP0.91    GBP1.04    -13%
($1.37)     ($1.62)    -15%                                      ($1.48)     ($1.55)    -5%

GBP1.75    GBP2.04     -14%     Operating expenditure per boe     GBP1.85    GBP2.09    -11%
($2.95)    ($3.17)      -7%                                       ($3.02)     ($3.12)   -3%

134           166      -19%     Development expenditure (GBPm)      486          704    -31%

                                Gross exploration expenditure
                                (GBPm)
30            53       -43%     - capitalised expenditure           156          274    -43%
6             17       -65%     - other expenditure                  36          65     -45%
36            70       -49%     - gross expenditure                 192          339    -43%


BG's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, other factors being constant, a $1.00 rise (or fall) in the Brent price would increase (or decrease) operating profit in 2004 by approximately GBP30 million to GBP40 million.

BG's exposure to the US$/UKGBP exchange rate varies according to a number of factors including the timing of US Dollar revenues and costs including capital expenditure. Management estimates that in 2004, other factors being constant, a 10 cent strengthening (or weakening) of the US Dollar would increase (or decrease) operating profit by approximately GBP45 million to GBP55 million, whilst not having a significant effect on cash flow before financing activities.



Additional information: Exploration and Production - reserves/resource data*

                                                   As at
                                                   31 Dec   31 Dec
                                                   2003     2002
                                                   mmboe    mmboe

Proved                                             2,104    1,919
Probable                                           2,567    2,704
Unbooked resources                                 2,111    2,207
Risked exploration                                 2,338    1,917
Total reserve/resource base                        9,120    8,747

* Includes Caspian and Muturi assets.


Enquiries

Enquiries relating to BG's General enquiries about shareholder results, business and financial position matters should be made to: should be made to:

Investor Relations Department Lloyds TSB Registrars
BG Group plc The Causeway
100 Thames Valley Park Drive Worthing
Reading West Sussex
Berkshire BN99 6DA
RG6 1PT

Tel: 0118 929 3025 Tel: 0870 600 3951
e-mail: invrel@bg-group.com



Financial Calendar

Ex-dividend date for 2003 final dividend 14 April 2004

Record date for 2003 final dividend 16 April 2004

Announcement of 2004 first quarter results 11 May 2004

Payment of 2003 final dividend:

Shareholders 28 May 2004

American depositary receipt holders 7 June 2004








                     BG Group plc website: www.bg-group.com

                               Registered office
                 100 Thames Valley Park Drive, Reading RG6 1PT
                       Registered in England No. 3690065




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 17 February 2004                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary